SEC
Mail Processing
Section

FEB 2 8 2017

Washington DC
416



17005126

C J ault

~~UNITED STATES~~
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 67499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities, Inc. CRD 142866

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2 Park Plaza 1120
                                    (No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. Shopoff   949-417-1397
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
                (Name – if individual, state last, first, middle name)

4100 Newport Place Drive, Suite 600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

⊦ ⊥.

OATH OR AFFIRMATION

I, William A. Shopoff _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Shopoff Securities, Inc. _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO and President
_____
Title

See attached
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Orange_

TERRI HOVDESTAD
Commission # 2070020
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2018

Subscribed and sworn to (or affirmed) before me

on this _24th_ day of _February_, 20_17_,
by   Date   Month   Year

(1)_____William A. Shopoff_____

(and (2)_____),
                Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _____
                Signature of Notary Public

Seal
Place Notary Seal Above

———————————— **OPTIONAL** ————————————

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

INDEX TO FINANCIAL STATEMENTS


squarmilner

Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shopoff Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Shopoff Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Shopoff Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained



in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUARE MILNER LLP

Squar Milner LLP

Newport Beach, California
February 24, 2017

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	402,983
Commissions receivable		2,869
Prepaid expenses		8,265
Equipment, net		2,124
Total assets	$	416,241

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	115,965
Commissions payable		102,009
Commissions payable to related party		1,925
Other accrued expenses		49,430
Due to affiliate		28,849
Total liabilities		298,178

Stockholder's Equity

Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		110,000
Retained earnings		8,058
Total stockholder's equity		118,063
Total liabilities and stockholder's equity	$	416,241

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES

Underwriting fees	$ 2,089,801
Commissions	859,116
Due diligence fees	5,403
Other	16,667
Total revenues	2,970,987

EXPENSES

Commissions and compensation expense	2,320,989
Professional fees	475,956
Rent	101,826
Licenses and fees	55,507
General and administrative	23,107
Total expenses	2,977,385
NET LOSS	$ 6,398

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE – December 31, 2015	5,500	$ 5	$ 100,000	$ 14,456	$ 114,461
Contributions	—	—	60,000	—	60,000
Distributions	—	—	(50,000)	—	(50,000)
Net Loss	—	—	—	(6,398)	(6,398)
BALANCE – December 31, 2016	5,500	$ 5	$ 110,000	$ 8,058	$ 118,063

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(6,398)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,723
Changes in operating assets and liabilities:		
Accounts receivable		4,004
Commissions receivable		(1,694)
Prepaid expenses		1,276
Commissions payable		2,845
Commissions payable to related party		(1,739)
Accounts payable		98,462
Other accrued expenses		7,483
Due to/from affiliate		36,758
Net cash provided by operating activities		142,720

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		60,000
Capital distributions		(50,000)
Net cash provided by financing activities		10,000
NET INCREASE IN CASH		152,720
CASH – beginning of year		250,263
CASH – end of year	$	402,983

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("Shopoff Realty Investments"). During the year ended December 31, 2016, offerings included Shopoff Land Fund IV, L.P., Shopoff California Commercial Fund, L.P., Shopoff Commercial Growth & Income Fund II, L.P., Shopoff Land Fund V, L.P., and Shopoff Commercial Growth & Income Fund III, L.P. In addition, offerings for single asset transactions included SCGIF II - Iron Horse, LLC, SCGIF II - Hebron, LLC, SCGIF II - Firecreek Owner, LLC, and SCF - 4440 VKA, LLC. The Company sells interests in such funds on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2016, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner share interests in the aforementioned funds in addition to unrelated offerings which have been approved by the Company.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital, as required, or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2016.

Equipment

Equipment is carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of equipment, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2016, equipment at cost consisted of $17,725 of computer, telephone and other equipment. Accumulated depreciation as of December 31, 2016, was $15,601. The net book value of $2,124 is reflected in equipment, net in the accompanying balance sheet.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

During the year ended December 31, 2016, the Company generated 96% of its revenues from selling ownership interests in related entities, sponsored by Shopoff Realty Investments, as explained in Note 1 above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies. See Note 5 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, commission receivable, accounts and commissions payable and accrued expenses approximate their fair value as of December 31, 2016, based on their relatively short-term nature. In the opinion of management, the fair value of payables to related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2016 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes underwriting fees, commission income, and due diligence fees as the related services are performed.

Common Control

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 24, 2017, which is the day the financial statements were available to be issued. The Company has concluded that no other events have occurred subsequent to December 31, 2016 that require consideration as adjustments to or disclosure in its financial statements, other then the events disclosed below.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Updates ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2016, the Company had net capital of $106,482, as defined, which was

3. REGULATORY REQUIREMENTS (continued)

$86,604 in excess of its required minimum required net capital of $19,878. The Company's aggregate indebtedness to net capital ratio as of December 31, 2016 was 2.80-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2016, the Stockholder had contributed an aggregate of $545,567 to additional paid-in capital, of which $60,000 was contributed by Stockholder on December 30, 2016. The Company distributed $50,000 during the year end December 31, 2016 to its Stockholder, resulting in aggregate cumulative distributions of $435,567. On January 30, 2017, the Stockholder contributed $20,000 of additional paid-in capital to the Company.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. Shopoff Realty Investments is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of Shopoff Realty Investments, and an owner of the general partner of each of the related party funds discussed in Note 1.

During the year ended December 31, 2016, the Company was engaged by various funds to sell equity interests on behalf of the funds on a "best efforts" basis. For each fund, the general partner of the fund is indirectly majority-owned by the Stockholder of the Company. In addition, William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in Shopoff Realty Investments, which sponsored the funds. Revenues derived from funds related to the Company for the year ended December 31, 2016 were as follows:

SHOPOFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

5. RELATED PARTY TRANSACTIONS (continued)

Fund	Status at December 31, 2016	Revenues
Shopoff Land Fund IV, L.P.	Closed	$982,877
Shopoff Land Fund V, L.P.	Active	$13,100
Shopoff California Commercial Fund, L.P.	Active	$51,359
Shopoff Commercial Growth and Income Fund II, L.P.	Closed	$695,941
Shopoff Commercial Growth and Income Fund III, L.P.	Active	$80,318
SCGIF II - Iron Horse, LLC	Closed	$515,000
SCGIF II - Hebron, LLC	Closed	$93,198
SCGIF II - Firecreek Owner, LLC	Closed	$310,175
SCF - 4440 VKA, LLC	Active	$95,876

For the investment funds described above, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. If outside broker-dealers are authorized to sell partnership interests, their commissions and underwriting fees are paid directly by the fund and not reflected in the Company's revenue.

In June 2007, the Company entered into an expense sharing agreement with Shopoff Realty Investments. The term of the agreement was for one year and automatically renews unless terminated by the Company or Shopoff Realty Investments upon thirty days advance notice. Subject to the terms of this agreement, Shopoff Realty Investments agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is required to reimburse Shopoff Realty Investments for its share of services and expenses shared with Shopoff Realty Investments based on an agreed upon allocation percentage for each type of expense.

This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not been paid by Shopoff Realty Investments. As of December 31, 2016, $2,081 of such expenses are included in due to affiliate in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2016, the Company incurred $43,501 of commissions due to Steve Shopoff, who is William A. Shopoff's brother. Of this amount, $41,576 was paid during the year ended December 31, 2016. The amount incurred is included as commissions and compensation expense in the accompanying statement of operations, and the unpaid balance as of December 31, 2016 of $1,925 is reflected in commissions payable to related party in the accompanying statement of financial condition.

5. RELATED PARTY TRANSACTIONS (continued)

On May 29, 2015, the Company moved into office space leased to Shopoff Realty Investments and Shopoff Realty Investments moved into office space leased to the Company. The use of space by both parties is on a month-to-month basis. The Company paid $101,826 in rent expense for the year ended December 31, 2016, of which $66,787 was paid to Shopoff Realty Investments.

6. REVENUE SHARING AGREEMENT

On January 13, 2015, the Company entered into a Revenue Sharing Agreement (the "Agreement") with Atomi Financial Group, Inc. ("Atomi"), a California Registered Investment Adviser. Atomi is a commission based independent contractor hired to manage a Company branch office, including supervision of affiliated registered representatives.

The Agreement provided certain obligations from both parties over a two-year period, cancellable after one year by either party. The Company agreed to provide working capital of $160,000 payable during the first 12 months of the Agreement as well as office space, office furniture, utilities, technology, parking and broker dealer operations. Atomi agreed to provide transition support and establish relationships with existing clients of the Company, build a core infrastructure and provide client relationship management database, financial planning, portfolio management, billing and reporting, document management and compliance policies within the first 12 months from date of the Agreement. Both parties agreed to maintain proper licensing and develop due diligence and client suitability protocols.

In consideration of the Company's obligations to Atomi, for the first two years of the Agreement, the Company received revenue sharing payments per annum of 20% of Atomi's gross revenues with no revenue cap. Each successive year, the revenue sharing payment varies by annual volume as follows:

Atomi gross revenues from $0 to $500,000	20% share to Company
Atomi gross revenues from $500,001 to $1 million	30% share to Company
Atomi gross revenues greater than $1 million	20% share to Company

Atomi's revenue sharing payment to the Company for 2016 was $43,462, including $2,096 which was accrued as commissions receivable as of December 31, 2016.

On November 14, 2016, William A. Shopoff delivered to Atomi verbal notice of the Company's election to terminate the Agreement as of December 31, 2016, with each party thereafter having the obligation to wind up all of its obligation under the Agreement within ninety days of the termination date. The Company's and Atomi's obligations are outlined in a Separation and Non-Soliciting Agreement, dated January 1, 2017.

7. COMMITMENTS AND CONTINGENCIES

FINRA Matters

During the year ended December 31, 2016, The Financial Industry Regulatory Authority, commonly known as FINRA, acting through its Member Regulation Department (the "Staff"), initiated a review of the Company's records as part of its routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. This routine cycle examination is still in progress as of the date of this report.

On January 22, 2016, as a result of a prior routine cycle examination, the FINRA Enforcement Department issued a letter to the Company noting that it is investigating a matter involving the Company to determine whether violations of the federal securities laws or FINRA or NASD rules have occurred. The letter further states that the inquiry should not be construed as an indication that the Enforcement Department or its staff has determined that any violations of federal securities laws or FINRA or NASD rules have occurred. The Enforcement Department has made various requests for documents, information and testimony, and the Company has provided the requested documents, information and testimony and is fully cooperating in this matter. As of the date of this report, the Company does not know when the investigation will be resolved or what, if any, actions FINRA may require the Company to take as part of that resolution. Because the Company cannot assess the outcome of such inquiry by FINRA at this time, the Company has not accrued any loss contingencies related to this matter in accordance with GAAP.

Legal

The Company maybe subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2016

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	118,063
Less: Non-allowable assets		
Commissions receivable in excess of related		
commissions payable as of December 31, 2016		(1,192)
Prepaid expenses		(8,265)
Equipment, net		(2,124)
Net capital	$	106,482

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	19,878
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		19,878
Excess net capital (regulatory net capital less net capital requirement)		86,604

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	298,178
Ratio of aggregate indebtedness to net capital		2.80-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	106,482
Audit adjustments		—
Audited net capital	$	106,482

The difference between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016, is a reclassification to commissions receivable, decreasing net capital by $618.

EXEMPTION REPORT



squarmilner

Certified Public Accountants
and Financial Advisors



Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Shopoff Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (b) the Company, stated that it met the identified exemption provisions for the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shopoff Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SQUAR MILNER LLP

Squar Milner LLP

Newport Beach, California
February 24, 2017

4100 Newport Place Drive, Suite 600 ♦ Newport Beach, CA 92660   main 949.222.2999   web squarmilner.com

Los Angeles I Newport Beach I San Diego I Encino I Cayman Islands

Exemption Report Required by Rule 15c3-3
For the year ended December 31, 2016

Shopoff Securities, Inc. (the "Company") claims an exemption from Securities and Exchange Commission ("SEC") Rule 15c3–3, per paragraph (k)(2)(i) of SEC Rule 15c3–3.

The Company met the exemption provision of SEC Rule 15c3–3 paragraph (k)(2)(i) for the year ended December 31, 2016 without exception.

Acknowledgement
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP herby confirm the representations described above.
Signature of CEO or authorized Executive:
Printed Name: William A. Shopoff

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2016